                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1997

                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ________________ to ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CORE LABORATORIES, INC. PROFIT SHARING AND RETIREMENT PLAN 5925 Hollister Road
           Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Core Laboratories, N.V.
                                The Netherlands
                                Herengracht 424
                                1017 BZ Amsterdam
                                The Netherlands

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  June 26, 1998



                                          CORE LABORATORIES, INC.
                                          PROFIT SHARING AND RETIREMENT PLAN

                                          By: /s/ Richard L. Bergmark
                                             --------------------------
                                              Richard L. Bergmark

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                     INDEX TO FINANCIAL STATEMENTS, EXHIBITS

                           AND SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997


                                                                                                         Page(s)
                                                                                                         ------
Report of Independent Public Accountants..............................................................      1

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996...................      2
   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1997................................................................................      3

Notes to Financial Statements.........................................................................    4-7

Exhibits-
   Exhibit 1 - Statements of Net Assets Available for Benefits, With Fund Information as of
     December 31, 1997 and 1996.......................................................................    8-9
   Exhibit 2 - Statement of Changes in Net Assets Available for Benefits, With Fund
     Information for the Year Ended December 31, 1997.................................................     10

Supplemental Schedules-
    Schedule I - Item 27 (a) Schedule of Assets Held for Investment Purposes as of                         11
       December 31, 1997..............................................................................
   Schedule II - Item 27 (d) Schedule of Reportable Transactions - Individual Transactions for
      the Year Ended December 31, 1997................................................................     12
   Schedule III - Item 27 (d) Schedule of Reportable Transactions - Series of Transactions for
      the Year Ended December 31, 1997................................................................     13
   Schedule IV - Item 27 (e) Schedule of Non-Exempt Transactions for the Year Ended
       December 31, 1997..............................................................................     14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 (Schedule I), reportable transactions for the year ended December 31, 1997 (Schedules II and III) and non-exempt transactions for the year ended December 31, 1997 (Schedule IV) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP


Houston, Texas
June 29, 1998

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996


                                                                     1997                 1996
                                                                -------------        -------------
INVESTMENTS, at fair value-
   Fidelity Managed Income Portfolio                             $  2,809,163         $  3,307,949
   Fidelity Asset Manager                                                --              2,355,696
   Longleaf Partners Fund                                                --              5,076,114
   Ivy International Fund                                              25,543            1,384,322
   Core Laboratories N.V. Common Stock Fund                         6,786,883            1,477,769
   Loans receivable from participants                                 734,535              515,745
   NationsBank Prime Portfolio Trust A Shares                      12,729,814              134,360
                                                                -------------        -------------

         Total investments                                         23,085,938           14,251,955

   Contributions receivable-
     Participants                                                     191,813               53,503
     Company                                                           97,139              404,909

   Accrued interest and dividends receivable                           37,285              789,620

ACCRUED PAYABLE                                                      (140,124)            (118,142)
                                                                -------------         ------------
NET ASSETS AVAILABLE FOR BENEFITS                                $ 23,272,051         $ 15,381,845
                                                                 ============         ============



     The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income                                                      $   551,605
     Net appreciation of investments                                                     5,302,320
                                                                                       -----------

         Total investment income                                                         5,853,925

   Contributions-
     Participant                                                                         1,584,901
     Company                                                                               867,386
     Rollover                                                                              147,319
     Transfers from other plan                                                           1,184,426
                                                                                       -----------
                                                                                         3,784,032

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Expenses                                                                                (75,496)
   Distributions to participants                                                        (1,672,255)
                                                                                       -----------
         Increase in net assets available for benefits for the year                      7,890,206

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                    15,381,845
                                                                                       -----------
   End of year                                                                         $23,272,051
                                                                                       ===========



     The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997



1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") was established by Core Laboratories, Inc. (the "Company"), effective October 1, 1994. The Plan allows participants to contribute up to 12 percent of their compensation, as defined, to the Plan on a pretax basis. During 1997, the Company contributed to the account of each participant in the Plan up to 4 percent of each participant's compensation, as defined. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year. A Company contribution of $668,871 was approved by the board of directors in 1997. Effective January 1, 1998, all matching contributions made by the Company will be as determined at the sole discretion of the Company.

The following description of key features of the Plan provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

PLAN ADMINISTRATOR AND TRUSTEE

The Company is the Plan administrator as defined under the Employee
Retirement Income Security Act of 1974. The Company contracted with J.E. Stone & Associates to maintain the Plan's participant account balances in 1997. NationsBank of Texas, N.A. (the "Trustee"), was the trustee of all investments held by the Plan prior to January 1, 1998. Effective January 1998, Austin Trust Company became the successor trustee and The 401K Company now maintains the Plan's participant account balances.

ELIGIBILITY

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of such eligible employee's first day of the calendar quarter coincident with or following the date of hire or the date on which such employees attain the age of 21.

VESTING

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, physical or mental disability, or normal retirement, participants become fully vested in Company contributions and related earnings/losses.

INVESTMENT PROGRAM

Participants had the option of investing their contributions, the Company's matching contributions and any additional Company contributions in any of the following funds (description provided by investment managers). Effective January 1, 1998, the participants will have new investment options.

         Fidelity Managed Income Portfolio--Investments are made in high-quality short- and long-term investment contracts with variable and fixed rates that have maturities of between one and seven years, with the objective of preservation of capital and a low risk level. The average aggregate yield of investments in this portfolio for the year ended September 30, 1997 was 5.82%. Investments are stated at contract value which approximates fair value.

         Fidelity Asset Manager--Investments are made in domestic and foreign stocks, bonds and short-term instruments with the objective of high return with reduced risk.

         Longleaf Partners Fund--Investments are made in securities of companies having a market capitalization of $1 billion or less with the objective of long-term capital growth.

         Ivy International Fund--Investments are made in foreign and domestic equity securities with the objective of long-term capital growth.

         Core Laboratories N.V. Common Stock Fund-- Participants have the option of investing in Core Laboratories N.V. common stock. Investments are in the common stock of the Company purchased at prevailing market prices.

During the fourth quarter of 1997, the Plan began liquidating its investments in the above funds into cash in order to expedite the transfer of assets from the existing trustee, NationsBank of Texas N.A., to the successor trustee, Austin Trust Company, effective January 1, 1998. Realized gains and losses on the liquidation of the Plan's investments are reflected in the net appreciation of investments for the year ended December 31, 1997. During 1997, contributions could be invested in one fund or divided among two or more funds. Participants could transfer some or all of the balances out of any fund into one or any combination of the other funds once a quarter. (See Exhibits 1 and 2 for statements of net assets available for benefits, with fund information as of December 31, 1997 and 1996, and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1997.)

ASSET VALUATION

The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation.

ADMINISTRATIVE EXPENSES

The Plan is responsible for its administrative expenses.

PRIORITIES UPON PLAN TERMINATION

The Company intends for the Plan to be permanent; however, in the event of discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

LOANS

The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus 1 percent and are repaid through payroll deductions over a period not to exceed 5 years.

WITHDRAWALS AND FORFEITURES

A participant may receive benefit payments through lump sum distribution upon termination. They may receive a partial distribution for financial hardship. Participants can withdraw their after-tax contributions in cash without being suspended from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 1997 $28,809 of forfeited balances were utilized to reduce the Company's contributions.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to Internal Revenue Code (the "Code") provisions. The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accounts of the Plan are maintained by the Trustee on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Plan investments are stated at fair value, except for the Fidelity Managed Income Portfolio, which is stated at contract value. If available, quoted market prices are used to value investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and tax-exempt as of the financial statement date.

4.       RECONCILIATION OF FORM 5500:

Benefits payable to participants, accumulated forfeitures and accrued loan principal reductions are included in net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1997 and 1996, the benefits payable to participants total $141,979 and $265,827, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1997 and 1996:

                                                                                 1997                 1996
                                                                             ------------         ------------
Net assets available for benefits per the financial statements               $ 23,272,051         $ 15,381,845
   Less-
     Current amounts payable to participants at end of year                      (141,979)            (265,827)
                                                                             ------------         ------------

Net assets available for benefits per the Form 5500                          $ 23,130,072         $ 15,116,018
                                                                             ============         ============


The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 1997.

                                                                                            1997
                                                                                        ------------
Increase in net assets per the financial statements                                     $  7,890,206
   Add-
     Prior-year amounts payable to participants at end of year                               265,827
   Less-
     Current amounts payable to participants at end of year                                 (141,979)
                                                                                        ------------

Increase in net assets per the Form 5500                                                $  8,014,054
                                                                                        ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.


5.  TRANSFERS FROM OTHER PLAN:

Effective January 1, 1997, the ProTechnics Company Employee Retirement Plan was merged into the Company's Plan. ProTechnics is a 100% owned subsidiary acquired in December 1996. Plan assets of approximately $1.2 million were transferred from the ProTechnics Plan into the Company's Plan during 1997.


6.    SUBSEQUENT EVENTS:

Effective January 1, 1998, the Saybolt, Inc. 401(k) Retirement Plan and the Stim-Lab, Inc. 401(k) Profit Sharing Plan merged with the Company's Plan. Stim-Lab is a 100% owned subsidiary acquired in December 1997 and Saybolt is a 100% owned subsidiary acquired in May 1997.

To enhance the services provided to plan participants, the Plan changed recordkeeper and trustee to the 401K Company and Austin Trust Company, respectively.

                                                                       EXHIBIT 1

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                      Fidelity
                                                      Managed            Fidelity            Longleaf              Ivy
                                                       Income              Asset             Partners          International
                                                     Portfolio            Manager              Fund                Fund
                                                    ------------        ------------        ------------        ------------
INVESTMENTS, at fair value-
   Mutual/Trust Fund                                $  2,809,163        $         --        $         --        $     25,543
   Core Laboratories N.V. common stock                        --                  --                  --                  --
   NationsBank Prime Portfolio Trust A shares                 --           3,137,092           7,289,612           1,810,464

   Loans receivable from participants                         --                  --                  --                  --
                                                    ------------        ------------        ------------        ------------

         Total investments                             2,809,163           3,137,092           7,289,612           1,836,007

   Contributions receivable-
     Participants                                         22,352              31,748              64,348              20,966
     Company                                               6,457              18,358              33,284              11,747

   Accrued interfund transfers, net                      (16,492)             (1,986)            (46,826)             (8,699)

   Accrued interest and dividends receivable                 121               1,105               1,306                 367

   Other accrued receivable (payable)                     12,459               7,101              12,082               6,304
                                                    ------------        ------------        ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $  2,834,060        $  3,193,418        $  7,353,806        $  1,866,692
                                                    ============        ============        ============        ============

                                                                           Core
                                                                        Laboratories
                                                                            N.V.
                                                                          Common
                                                        Loan               Stock
                                                        Fund                Fund               Total
                                                    ------------        ------------       ------------
INVESTMENTS, at fair value-
   Mutual/Trust Fund                                $         --        $         --       $  2,834,706
   Core Laboratories N.V. common stock                        --           6,786,883          6,786,883
   NationsBank Prime Portfolio Trust A shares              9,857             482,789         12,729,814

   Loans receivable from participants                    734,535                  --            734,535
                                                    ------------        ------------       ------------

         Total investments                               744,392           7,269,672         23,085,938

   Contributions receivable-
     Participants                                             --              52,399            191,813
     Company                                                  --              27,293             97,139

   Accrued interfund transfers, net                         (892)             74,895                 --

   Accrued interest and dividends receivable              31,712               2,674             37,285

   Other accrued receivable (payable)                   (189,053)             10,983           (140,124)
                                                    ------------        ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $    586,159        $  7,437,916       $ 23,272,051
                                                    ============        ============       ============




   This exhibit is an integral part of the accompanying financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                                      Fidelity
                                                      Managed            Fidelity            Longleaf               Ivy
                                                       Income              Asset             Partners           International
                                                     Portfolio            Manager              Fund                 Fund
                                                    ------------        ------------        ------------        ------------
INVESTMENTS, at fair value-
   Mutual / Trust Fund                              $  3,307,949        $  2,355,696        $  5,076,114        $  1,384,322
   Core Laboratories N.V. common stock                        --                  --                  --                  --
   NationsBank Prime Portfolio Trust A shares             21,683              21,851              60,347              11,015
   Loans receivable from participants                         --                  --                  --                  --
                                                    ------------        ------------        ------------        ------------

         Total investments                             3,329,632           2,377,547           5,136,461           1,395,337

   Contributions receivable-
     Participants                                          8,970              10,676              23,215               5,175
     Company                                              80,665              79,072             167,805              46,876

   Accrued interfund transfers, net                     (112,541)             20,176            (262,194)             32,275

   Accrued interest and dividends receivable                  98             143,131             614,316              31,997

   Other accrued receivable (payable)                    (44,947)               (251)              9,897                 684
                                                    ------------        ------------        ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $  3,261,877        $  2,630,351        $  5,689,500        $  1,512,344
                                                    ============        ============        ============        ============


                                                                           Core
                                                                        Laboratories
                                                                            N.V.
                                                                          Common
                                                        Loan               Stock
                                                        Fund                Fund               Total
                                                    ------------        ------------       ------------

INVESTMENTS, at fair value-
   Mutual / Trust Fund                              $         --        $         --       $ 12,124,081
   Core Laboratories N.V. common stock                        --           1,477,769          1,477,769
   NationsBank Prime Portfolio Trust A shares                  2              19,462            134,360
   Loans receivable from participants                    515,745                  --            515,745
                                                    ------------        ------------       ------------

         Total investments                               515,747           1,497,231         14,251,955

   Contributions receivable-
     Participants                                             --               5,467             53,503
     Company                                                  --              30,491            404,909

   Accrued interfund transfers, net                           (2)            322,286                 --

   Accrued interest and dividends receivable                  --                  78            789,620

   Other accrued receivable (payable)                    (83,951)                426           (118,142)
                                                    ------------        ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $    431,794        $  1,855,979       $ 15,381,845
                                                    ============        ============       ============





   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                       Fidelity
                                                       Managed            Fidelity             Longleaf              Ivy
                                                        Income              Asset              Partners         International
                                                      Portfolio            Manager              Fund                 Fund
                                                     ------------        ------------        ------------        ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income                    $    192,341        $    280,110        $      2,332        $     25,366
     Net appreciation of investments                           --             279,820           1,554,034             111,464
                                                     ------------        ------------        ------------        ------------
         Total investment income                          192,341             559,930           1,556,366             136,830

   Contributions-
     Participants                                         145,383             281,759             602,682             193,358
     Company                                              116,409             156,233             311,985              93,873
     Rollover                                              15,425              54,674              63,881               5,528
     Transfers from other plan                          1,184,426                  --                  --                  --
                                                     ------------        ------------        ------------        ------------
                                                        1,461,643             492,666             978,548             292,759
   Interfund transfers, net                            (1,470,706)           (156,489)           (366,713)             60,871

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Expenses                                               (14,703)            (11,086)            (21,662)             (6,765)
   Distributions to participants                         (596,392)           (321,954)           (482,233)           (129,347)
                                                     ------------        ------------        ------------        ------------
         Increase (decrease) in net assets
           available for benefits for the year           (427,817)            563,067           1,664,306             354,348

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    3,261,877           2,630,351           5,689,500           1,512,344
                                                     ------------        ------------        ------------        ------------
   End of year                                       $  2,834,060        $  3,193,418        $  7,353,806        $  1,866,692
                                                     ============        ============        ============        ============

                                                                           Core
                                                                        Laboratories
                                                                            N.V.
                                                                          Common
                                                        Loan               Stock
                                                        Fund                Fund                Total
                                                     ------------        ------------        ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income                    $     42,337        $      9,119        $    551,605
     Net appreciation of investments                           --           3,357,002           5,302,320
                                                     ------------        ------------        ------------
         Total investment income                           42,337           3,366,121           5,853,925

   Contributions-
     Participants                                              --             361,719           1,584,901
     Company                                                   --             188,886             867,386
     Rollover                                                  --               7,811             147,319
     Transfers from other plan                                 --                  --           1,184,426
                                                     ------------        ------------        ------------
                                                               --             558,416           3,784,032
   Interfund transfers, net                               130,676           1,802,361                  --

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Expenses                                                (1,538)            (19,742)            (75,496)
   Distributions to participants                          (17,110)           (125,219)         (1,672,255)
                                                     ------------        ------------        ------------
         Increase (decrease) in net assets
           available for benefits for the year            154,365           5,581,937           7,890,206

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      431,794           1,855,979          15,381,845
                                                     ------------        ------------        ------------

   End of year                                       $    586,159        $  7,437,916        $ 23,272,051
                                                     ============        ============        ============




    This exhibit is an integral part of the accompanying financial statements

                                                                      SCHEDULE I


                             CORE LABORATORIES, INC.


                       PROFIT SHARING AND RETIREMENT PLAN

            ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997


                                                                                                               Current
             Identity of Issuer                   Description of Investment                      Cost           Value
             ------------------                   -------------------------                      ----          -------
Fidelity Management Trust Company             Fidelity Managed Income Portfolio
                                                 (2,809,163 shares)                        $   2,809,163   $   2,809,163
Ivy Management, Inc.                          Ivy International Fund
                                                 (654 shares)                                     21,275          25,543
Core Laboratories, Inc. Profit Sharing and    Loan Fund (interest rates ranging from
   Retirement Plan*                              8.00% to 10.00%)                                734,535         734,535
Core Laboratories N.V*                        Core Laboratories N.V. Common Stock
                                                 (375,734 shares)                              3,159,068       6,786,883
NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 (12,729,814 shares)                          12,729,814      12,729,814
                                                                                           -------------   -------------

                                                                 Total                     $  19,453,855   $  23,085,938
                                                                                           =============   =============



*Party in interest.

                                                                     SCHEDULE II

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

     ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS - INDIVIDUAL TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                    Purchase      Selling
    Identity of Party Involved                    Description of Asset              Price(a)      Price(b)
-----------------------------------    ------------------------------------------  ----------   -----------
Fidelity Management Trust Company      Fidelity Managed Income Portfolio           $1,300,546   $     --

Fidelity Management Trust Company      Fidelity Managed Income Portfolio                 --      1,098,642

Fidelity Management Trust Company      Fidelity Asset Manager                            --      3,137,092

Southeastern Asset Management, Inc.    Longleaf Partners Fund                            --      7,289,612

Ivy Management, Inc.                   Ivy International Fund                            --      1,810,464

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares   7,289,612         --

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares   1,100,413         --

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares   1,088,901         --

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares        --      1,300,546

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares        --      1,098,642

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares   1,810,464         --

NationsBank of Texas, N.A.             NationsBank Prime Portfolio Trust A Shares   3,137,092         --


                                                           Current
                                                            Value
                                                         Of Asset on
                                          Cost           Transaction
    Identity of Party Involved          of Sales             Date         Net Gain
-----------------------------------    ----------        -----------     ----------
Fidelity Management Trust Company      $1,300,546        $1,300,546      $     --

Fidelity Management Trust Company       1,098,642         1,098,642            --

Fidelity Management Trust Company       2,742,480         3,137,092         394,612

Southeastern Asset Management, Inc.     5,261,957         7,289,612       2,027,655

Ivy Management, Inc.                    1,543,529         1,810,464         266,935

NationsBank of Texas, N.A.              7,289,612         7,289,612            --

NationsBank of Texas, N.A.              1,100,413         1,100,413            --

NationsBank of Texas, N.A.              1,088,901         1,088,901            --

NationsBank of Texas, N.A.              1,300,546         1,300,546            --

NationsBank of Texas, N.A.              1,098,642         1,098,642            --

NationsBank of Texas, N.A.              1,810,464         1,810,464            --

NationsBank of Texas, N.A.              3,137,092         3,137,092            --


(a)Purchase price includes transaction expenses.
(b)Selling price is net of transaction expenses.

NOTE:  This schedule includes each single transaction involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1997.

                                                                    SCHEDULE III

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

    ITEM 27 (d) SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                  Purchase      Selling
    Identity of Party Involved                   Description of Asset             Price(a)      Price(b)
-----------------------------------    ----------------------------------------  -----------  ------------
Fidelity Management Trust Company      Fidelity Managed Income Portfolio         $ 1,856,061   $ 2,354,847

Fidelity Management Trust Company      Fidelity Asset Manager                      1,094,396     3,729,912

Southeastern Asset Management, Inc.    Longleaf Partners Fund                      1,871,525          --

Ivy Management, Inc.                   Ivy International Fund                        642,751          --

Core Laboratories N.V. Common Stock    Core Laboratories N.V. Common Stock Fund    2,061,264       109,152

NationsBank of Texas, N.A.             NationsBank Prime Portfolio                20,904,319     8,308,865


                                                      Current Value
                                                       of Asset on
                                           Cost        Transaction
    Identity of Party Involved           of Sales          Date        Net Gain
-----------------------------------    -----------     -----------  -------------
Fidelity Management Trust Company      $ 2,354,847     $ 2,354,847   $     --

Fidelity Management Trust Company        3,248,739       3,729,912      481,173

Southeastern Asset Management, Inc.      6,259,999       8,501,673    2,241,674

Ivy Management, Inc.                     1,772,925       2,112,994      340,069

Core Laboratories N.V. Common Stock         60,477         109,152       48,675

NationsBank of Texas, N.A.               8,308,865       8,308,865         --


(a)Purchase price includes transaction expenses.
(b)Selling price is net of transaction expenses.


NOTE: This schedule includes each series of transactions involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1997.

                                                                 SCHEDULE IV


                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                 ITEM 27(e) - SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                    Description of Transaction
                         Relationship of Plan,       Including Maturity Date,                          Interest
      Identity of          Employer or Other             Rate of Interest,                 Amount      Incurred
     Party Involved        Party in Interest       Collateral and Maturity Value           Loaned      On Loan
     --------------        -----------------       -----------------------------           ------      --------
Core Laboratories, Inc.        Employer            Lending of monies from the Plan to
                                                   the Employer (contributions not
                                                   timely remitted to the Plan) as
                                                   follows:


                                                   Deemed loan dated October 21, 1997,
                                                   maturity of April 1, 1998, with
                                                   interest at 6% per annum              $ 119,372    $  1,413

The interest incurred on loan represents accrued interest from October 21 through December 31, 1997. The accrued interest during the entire period of the deemed loan was paid in 1998.

                                EXHIBIT INDEX

               23 -- Consent of Independent Public Accountants